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                 November 16, 2022

       John Linderman
       Chief Financial Officer
       Hydrofarm Holdings Group, Inc.
       1510 Main Street
       Shoemakersville, PA 19555

                                                        Re: Hydrofarm Holdings
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on November
9, 2022
                                                            File No. 333-268270

       Dear John Linderman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services